UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 3, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

AND

MAJOR TRANSACTION

Reference is made to the announcements of the Company dated 28 April 2016, 30 August 2016, 29 November 2016, 22 December 2017 and 1 March 2018, and the circulars of the Company dated 20 May 2016, 21 September 2016 and 13 March 2018 regarding, among others, the Existing Continuing Connected Transactions.

On 30 August 2019, the Board approved the resolutions regarding, among others, the Renewed Continuing Connected Transactions under the Listing Rules, which comprised: (i) the transactions contemplated under the following agreements as well as the annual caps for the three years ending 31 December 2020, 2021 and 2022: (1) the Financial Services Agreement, (2) the Import and Export Services Agreement, (3) the Complementary Services Agreement, (4) the Catering Services and Related Services Agreement, (5) the Property Leasing and Construction and Management Agency Agreement, (6) the Advertising Services Agreement, (7) the 2020–2022 Aircraft Finance Lease Framework Agreement, (8) the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, and (9) the Freight Logistics Daily Connected Transactions Framework Agreement; and (ii) the annual caps for the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

Pursuant to the relevant provisions of the Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022. The 2020–2022 Aircraft Finance Lease Framework Agreement is also subject to the requirements applicable to a major transaction under Chapter 14 of the Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to: (i) the provision of loan services under the Financial Services Agreement; (ii) the Import and Export Services Agreement, (iii) the Complementary Services Agreement, (iv) the Catering Services and Related Services Agreement, (v) the Property Leasing and Construction and Management Agency Agreement, (vi) the Advertising Services Agreement, and (vii) the Freight Logistics Daily Connected Transactions Framework Agreement.

A circular will be issued by the Company and despatched to its Shareholders no later than 30 September 2019.

A.	RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

I.	Background

Reference is made to the announcements of the Company dated 28 April 2016, 30 August 2016, 29 November 2016, 22 December 2017 and 1 March 2018, and the circulars of the Company dated 20 May 2016, 21 September 2016 and 13 March 2018 regarding, among others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

On 30 August 2019, the Board approved the resolutions regarding, among others, the continuing connected transactions of the Company under the Listing Rules for the three years ending 31 December 2020, 2021 and 2022, which comprised:

(i)

since the agreements for the Existing Continuing Connected Transactions (except the Bellyhold Space Agreements) will expire on 31 December 2019, the Company entered into the respective agreements relating to the Existing Continuing Connected Transactions in order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group; and

(ii)

the Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 and the transactions contemplated thereunder as well as the annual caps for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019 were approved at the extraordinary general meeting of the Company convened on 29 March 2018. Since the existing annual caps will expire on 31 December 2019, the Company proposed to set the annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

Details of the Existing Continuing Connected Transactions are set out as follows:

No.	Agreements	Counterparties and connected person relationship

Renewal of existing agreements

1.	Financial Services Agreement	東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.) (“Eastern Air Finance Company”), which is directly interested as to approximately 53.75% by CEA Holding, and is thus an associate of CEA Holding.

2.	Import and Export Services Agreement	東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Ltd.) (“Eastern Aviation Import & Export Company”), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.

3.	Complementary Services Agreement	東航實業集團有限公司 (CEA Development Co., Ltd.) (“CEA Development”), which is a wholly- owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

4.	Catering Services and Related Services Agreement	東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.) (“Eastern Air Catering Company”), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.

5.	Property Leasing and Construction and Management Agency Agreement	CEA Holding, which is a controlling Shareholder of the Company and thus a connected person of the Company.

上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.) (“Eastern Investment”), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

6.	Advertising Services Agreement	東方航 空傳媒股份有 限公司 (China Eastern Airlines Media Co., Ltd.) (“CEA Media”), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.

7.	2020–2022 Aircraft Finance Lease Framework Agreement	東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited) (“CES Leasing”), which is a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

8.	2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement	CES Leasing, which is a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

9.	Freight Logistics Daily Connected Transactions Framework Agreement	東方航空物流股份有限公司 (Eastern Airlines Logistics Co., Limited) (“Eastern Logistics”), which is a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

Set the annual caps for the three years ending 31 December 2020, 2021 and 2022

10.	Bellyhold Space Agreements (i.e., the Contractual Operation Agreement and the Operation Cost Agreement)	中國貨運航空有限公司 (China Cargo Airlines Co., Limited) (“China Cargo Airlines”), which is a non-wholly owned subsidiary of Eastern Logistics and in turn a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

Certain charges for the services under the above agreements are determined based on tariffs, if available and applicable, set by the relevant PRC or industry regulatory authorities. Those transactions where the charges are not set by reference to prescribed regulatory tariffs are determined based on commercial negotiations between the parties, in each case on an arm’s length basis. The terms of these transactions are, as currently anticipated, no less favourable to the Group than the terms as may be available to or from independent third parties and are, in the Directors’ view, fair and reasonable and in the interests of the Company and its shareholders as a whole.

In compliance with the relevant requirements under the Listing Rules, the Company has set maximum annual consideration or values, or annual caps, in respect of each of the Renewed Continuing Connected Transactions. These annual caps are, to the extent appropriate, determined by reference to factors including historical figures and expected future business growth which, in the Directors’ view, are fair and reasonable.

II.	Continuing Connected Transactions Framework Agreements

1.	Financial Services Agreement

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the PBOC and the China Banking and Insurance Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to group companies of CEA Holding.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 13 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016 for the background and history of the Existing Financial Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company, pursuant to which Eastern Air Finance Company and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) agreed from time to time provide the Group with a range of financial services including: (i) deposit services; (ii) loan services; and (iii) other financial services (the “Financial Services Agreement”).

Term

The Financial Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Agreement:

(a)

provision of deposit services: the Company will deposit a portion of temporarily idle working capital and a portion of funds generated in operation into the account opened in Eastern Air Finance Company under the principles of voluntary deposit and free withdrawal. For the proceeds raised by the Company, the Company shall implement a special account system in accordance with the requirements by China Securities Regulatory Commission, and shall not deposit the proceeds raised into the account opened in Eastern Air Finance Company. The deposit rate shall be in line with the requirements by the PBOC with regard to that of similar deposits (which are published on the website of the PBOC) and be determined by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate for the Company’s deposits offered by Eastern Air Finance Company shall not be lower than that available to the Company from major domestic commercial banks for deposits of same grade in same period.

(b)

provision of loan services: Eastern Air Finance Company shall give priority in satisfying the Company’s need for loan according to its own financial capacity. Where the Company applies for loan from Eastern Air Finance Company, a loan agreement shall be signed between the parties, setting out the amount, usage and term of loan. The interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from major domestic commercial banks for the same amount of loan for the same period.

(c)

provision of other financial services: according to the Company’s need during its normal operation, Eastern Air Finance Company may accept the Company’s engagement, to provide the Company with services on entrusted loan, international economic guarantee and credit assurance, financial bonds issuance and other financial services within the business scope of Eastern Air Finance Company. Except for provision of deposit and loan services, Eastern Air Finance Company will charge service fees for other financial services, in compliance with the regulations on charging standards, which are publicly available information, formulated by the PBOC or China Banking and Insurance Regulatory Commission; in addition to the above- mentioned requirements, the amount of service fees charged by Eastern Air Finance Company to the Company for its provision of financial services shall not exceed the charging standard for the same services provided by major domestic commercial banks.

With regard to the deposit services, Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the PBOC for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third-party banks or financial institutions in making its choice of service provider. With regard to the deposit services and loan services, the Company’s finance department will check the relevant rates set by the PBOC or the relevant LPR for similar services and compare with the rates provided by at least two other independent third-party commercial banks or financial institutions when deposit services and loans services are needed by the Group.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entities, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits services and the policy promulgated by the PBOC, and the relevant LPR for similar loan services to ensure that each transaction is conducted in accordance with the pricing policy above under the Financial Services Agreement.

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by independent third-party commercial banks or broker companies in the PRC and compare with the fees and charges provided by Eastern Air Finance Entities in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entity or other commercial bank or financial institution as service provider.

Reasons for and benefits of the transaction

Through the long-term cooperation between the Company and Eastern Air Finance Entities in respect of deposit services, loan services and other financial services, the transactions under the Financial Services Agreement will satisfy the operational needs of the Company, strengthening the centralized management and effectiveness in the utilisation of the Company’s funds and ensure effective development of the Company’s business. The benefits of the transactions under the Financial Services Agreement are set out as follows:

(i)

the Company will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are not less than the relevant rates set by the major domestic commercial banks, resulting in an increase in the Company’s capital gain;

(ii)

the Company and its subsidiaries will be able to obtain loans and financing from the respective Eastern Air Finance Entity with priority at interest rates not higher than the relevant rates set by the major domestic commercial banks, allowing the Company to be able to obtain funds promptly and effectively and the financial expenses will be reduced. As the loan extension cycle offered by Eastern Air Finance Company is short, loans can be extended in one day or in a timely manner;

(iii)

Eastern Air Finance Company, which provides the services of fund clearing platform to the Company, helps strengthen the centralized management of funds and reduce the transit time of funds, increase the efficiency for collection and utilisation of funds and reduce the clearing fees; and

(iv)

the Company directly holds 25% of the shares of Eastern Air Finance Company, and CEA Holding holds in aggregate 75% of the shares of Eastern Air Finance Company. Eastern Air Finance Company undertakes higher initiatives to protect the interests of the Company than external entities, and makes commitment to giving priority in satisfying the loan requirements of the Company.

Further, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits. The ownership of such deposits remains with the Group and does not pass to the Eastern Air Finance Entities. In addition, the rules and regulations promulgated by China Banking and Insurance Regulatory Commission to regulate the activities of non-bank finance companies, including Eastern Air Finance Company, and the internal policies of the Company further monitor and safeguard the Group’s deposits in the Eastern Air Finance Entities. The Company is not restricted under the Financial Services Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party financial institutions.

Accordingly,

(a)

With regard to the transactions relating to the provision of deposit services under the Financial Services Agreement, the Directors (excluding the independent non-executive Directors, whose opinion will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole. As such transactions will be subject to the Independent Shareholders’ approval at the EGM, the independent non-executive Directors shall establish the Independent Board Committee to advise the Independent Shareholders in respect of such transactions via the circular to be issued by the Company and despatched to its shareholders no later than 23 September 2019 in accordance with the Listing Rules.

(b)

With regard to the transactions relating to the provision of loan services and other financial services under the Financial Services Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2017 and 2018 is approximately RMB6,100,000,000 and RMB6,242,000,000, respectively.

The historical maximum daily outstanding balance of the loan and financing services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2017 and 2018 is RMB6,544,000,000 and RMB7,361,000,000, respectively.

In respect of the provision of other financial services under the Existing Financial Services Agreement, the fees and charges paid for such transactions for each of the two years ended 31 December 2017 and 2018 are minimal. Accordingly, pursuant to Rule 14A.76 of the Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules.

Annual caps

The proposed annual caps for the provision of deposit services under the Financial Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the following facts:

(i)

the Company estimates that the annual caps for deposit services in the next three years will be comparative to the annual caps for deposit services in the past three years, with the main considerations that in recent years, the Company mainly raised funds by issuing super-short term bonds, medium-term notes, foreign currency debt and other financing tools. The funds deposited in Eastern Air Finance Company for short term may trigger a short-term increase in the amounts of deposits; and

(ii)	except for the above circumstances, the actual transaction amount for the daily deposit services of the Company is significantly lower than the estimated annual caps.

The Group intends to centralise capital management through the Eastern Air Finance Entities in order to improve the Group’s capital efficiency and operating efficiency.

Having considered the historical figures and taking account of the circumstances mentioned above, the maximum daily outstanding balance of deposits contemplated under the Financial Services Agreement are not expected to exceed RMB12,000,000,000, RMB13,000,000,000 and RMB14,000,000,000 for each of the three years ending 31 December 2020, 2021 and 2022, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Listing Rules implications

Since CEA Holding is the controlling Shareholder of the Company, each member of the CEA Holding Group (including Eastern Air Finance Company) is therefore a connected person of the Company under the Listing Rules.

In respect of the provision of deposit services under the Financial Services Agreement, the highest applicable percentage ratio for the purpose of Chapter 14A of the Listing Rules exceeds 5% on an annual basis in the on-going performance of the agreement. Such transactions together with the annual caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the highest applicable percentage ratio set out in the Listing Rules in respect of such transactions exceeds 5% but is less than 25%, they also constitute discloseable transactions and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

In respect of the provision of loan services under the Financial Services Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the PBOC and negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Listing Rules.

However, with respect to the provision of loan services, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to the Independent Shareholders’ approval at the EGM.

In respect of the provision of other financial services under the Financial Services Agreement, the relevant services provided by the Eastern Air Finance Entities for each of the two years ended 31 December 2017 and 2018 are minimal and any future transactions that may take place between the Group and the Eastern Air Finance Entities in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76 of the Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

2.	Import and Export Services Agreement

Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the paragraphs headed “Import and Export Services Renewal Agreement (previously known as Import and Export Agency Renewal Agreement)” on pages 14 to 16 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Import and Export Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Import and Export Services Agreement with Eastern Aviation Import & Export Company, pursuant to which Eastern Aviation Import & Export Company and its subsidiaries (each an “Eastern Aviation Import & Export Entity” and collectively the “Eastern Aviation Import & Export Entities”) will from time to time provide the Group with a range of import and export services in the conduct of foreign trade including: (i) provision of agency services for the import and export of goods in the conduct of foreign trade; (ii) provision of transportation management services in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies procurement and other services (the “Import and Export Services Agreement”).

The major change between the Import and Export Services Agreement and the existing agreement is that, as the logistics transportation business of the Eastern Aviation Import & Export Entities has been transferred to Eastern Logistics, the import and export agency services between the Company and Eastern Aviation Import & Export Entities will no longer include logistics transportation services, and such services are added into the Freight Logistics Daily Connected Transactions Framework Agreement entered into between the Company and Eastern Logistics.

According to the Import and Export Services Agreement,

(i)

Foreign trade import and export agency services include the import and export, leasing and bonded business of aircraft, aircraft engines, flight equipment, special vehicles for airline use, communication and navigation facilities, teaching equipment, aviation fuel, aviation technical information for the Company’s use as well as appliances and tools used for repairing; the export of retired aircraft, engines, redundant flight equipment, special tools and equipment; the repairing and conversion of aircraft, engines, partial accessories abroad; the import and export of duty-free goods, semi-finished products and finished products for own use on board; the import and export of raw materials, auxiliary materials and mechanical equipment needed by the Company in its production and construction; the packaging, transportation management, customs declaration, inspection, insurance and finance of all products imported and exported under the entrust by the Company and other relative business as well as other entrusted import and export businesses.

(ii)

Foreign trade transportation management services refer to the provision of transportation management services required during foreign trade activities to the Company by Eastern Aviation Import & Export Entities as agreed between the parties.

(iii)	Aircraft on-board supplies procurement services refer to the provision of supplies for use on board to the Company by Eastern Aviation Import & Export Entities as agreed between the parties.

Term

The Import and Export Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Import and Export Services Agreement will be terminated.

Pricing

Under the Import and Export Services Agreement:

(a)

The commissions and expenses charged by the respective Eastern Aviation Import & Export Entity for the provision of import and export agency services to the Group shall be based on prevailing market rates available from independent third parties under comparable conditions. Such fees shall be determined based on arm’s length negotiations and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to any other third parties under comparable conditions;

(b)

The fees charged by the respective Eastern Aviation Import & Export Entity for the provision of transportation management services shall be based on prevailing market rates available from independent third parties under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as the price, quality and scope of such services and the seasonal needs for the relevant service, and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties under comparable conditions; and

(c)

The fees charged by the respective Eastern Aviation Import & Export Entity for the provision of aircraft on-board supplies shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as costs of labour and raw materials, and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services and supplies (in general, through emails, fax or telephone consultation with at least two independent third parties providing import and export agency services, transportation management services and aircraft on-board supplies procurement services).

As the Import and Export Services Agreement is a master agency agreement in nature, its payment terms are case specific, depending on the underlying operative agreement.

Reasons for and benefits of the transaction

Eastern Aviation Import & Export Company is a PRC qualified company, licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third-party service providers in the market, through its cooperation with the Group for many years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver various timely services of export-import trade to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export services, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Import and Export Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Services Agreement for each of the two years ended 31 December 2017 and 2018 are RMB145,438,000 and RMB165,456,000, respectively.

Annual caps

The annual caps for the transactions under the Import and Export Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the following factors:

(i)

in respect of foreign trade import and export agency services, against the backdrop of continuous growth of the fleet size of the Group, 東方航空技 術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company, transformed its mode of aviation supplies maintenance from self-purchase to Pooling (i.e., aircraft equipment guaranteed repairing and components services), and changed its mode of import and export from pure agency to buy-outs and consignments etc., thus resulting in an increasing demand for import and export agency and buy-outs businesses of the Company;

(ii)

in respect of aircraft on-board supplies procurement business, along with the continuous growth of the fleet size and changes in purchase mode of the Company, aircraft supplies available by Eastern Aviation Import & Export Company will continue to expand in their coverage and quantity. The increase in international flight of the Company year by year will also increase the demand for the supplies of tax free goods offered on aircraft by Eastern Aviation Import & Export Company. To improve the flight experience of passengers and enhance the level of aircraft on-board supplies, Eastern Aviation Import & Export increased the number of types supplied and enhanced the quality of the aircraft on-board supplies.

Taking into account of the factors above, the total amounts of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities under the Import and Export Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB730,000,000, RMB840,000,000 and RMB950,000,000, respectively.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions under the Import and Export Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Import and Export Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

3.	Complementary Services Agreement

CEA Development is principally engaged in the business of software and information technology services, and engaged in technical development, consultancy and services in area of computer information technology, wholesale and retail of computer, software and auxiliary equipment, communication network equipment engineering (excluding the ground receiving facilities for satellite television broadcasting), hotel management, guest house, catering services, property management, urban landscape management; engaged in technical development, consultancy and services in area of mechanical equipment technology, mechanical equipment; engaged in technical development, consultancy and services in area of electromechanical equipment technology, installation and maintenance of mechanical equipment and electromechanical equipment and its components, import and export of goods and technology, house leasing, own equipment leasing, warehousing industry (excluding hazardous articles), auto sales, motor vehicle repairing, metals (excluding precious metals), general equipment, ground equipment maintenance and labor services (excluding intermediary).

Please refer to the paragraphs headed “Complementary Services Renewal Agreement (previously known as Maintenance and Repair Services Renewal Agreement)” on pages 19 to 21 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Complementary Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Complementary Services Agreement with CEA Development, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide the Group with a range of services (the “Complementary Services Agreement”). According to the Complemental Services Agreement, CEA Development Entities will provide the Company with special vehicles and equipment leasing, supply and maintenance services, property management services, hotel services, ground transportation services and other aviation supporting services. The major change between the Complemental Services Agreement and the existing agreement is that CEA Development provides special vehicles and equipment leasing, maintenance for the Company, staff deployment, with service scope extending to special vehicles and equipment leasing and related services.

Term

The Complementary Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Complementary Services Agreement will be terminated.

To implement the lease of special vehicles and equipment under the Complementary Services Agreement, separate written agreements will be entered into between the Company and CEA Development. The lease period of special vehicles and equipment leasing under the Complementary Services Agreement will be agreed upon entering into the agreements. Based on previous similar transactions, the lease period of special vehicles and equipment leasing under the Complementary Services Agreement would be around 5 years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the Complementary Services Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

Pricing

Under the Complementary Services Agreement, the service fees in relation to the provision of the above services and the purchase price and fees payable in relation to supply and leasing of special vehicles, equipment and materials payable to the respective CEA Development Entity shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations after considering factors such as costs of labour and maintenance of special vehicles and equipment, location of warehouses, the quality, scope and type of property management services, quality of accommodation, catering and hotel management services, location of hotels, cost of raw materials and the specific needs of the Company and the seasonal needs of the relevant industries (as relevant), and shall be no less favourable than those offered by the respective CEA Development Entity to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of the relevant services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transaction

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, its familiarity with the needs of the Group and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services and convenient accommodation services. With respect to the newly added aviation vehicle and equipment leasing business, aviation vehicle and equipment belong to special equipment, with a variety of types and relatively higher price. The Company will expand its business at Beijing Daxing International Airport, Shanghai hub airport and other important bases elsewhere, creating huge demand for on- ground supporting. Besides vehicle and equipment leasing, CEA Development will also provide various complementary services, including repairing, deployment and management of operating personnel, allocation of informationized materials. Hence, the Company can save significant human and material resources, which can be utilized to focus on the development of its principal operation (i.e., aviation transportation).

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Complementary Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total amounts of the service fees, commissions and expenses paid by the Group in respect of the Existing Complementary Services Agreement for each of the two years ended 31 December 2017 and 2018 are RMB300,211,000 and RMB391,562,000, respectively.

Annual caps

The annual caps for the transactions under the Complementary Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the factors including the continuous expansions of the Company’s principal business of air transportation and its fleet size and the commencement of operation of new airports, and the continuous increase in costs of labour and materials. Details are set out as follows:

(i)

the continuous expansion of the Company’s principal business (i.e., aviation transportation) and its fleet size, the commencement of operation of Beijing Daxing International Airport as an airline hub as well as the continuous rise of labour and material cost and the corresponding expansion of aviation supporting business;

(ii)

in respect of vehicles and equipment leasing, CEA Development Entities intend to provide new services to the Company, i.e., whole-life-cycle aerial ground equipment management service, including the vehicle and equipment leasing, supply, repairing, human resource deployment, information management, the disposal of old equipment and so on, with the business scope initiating in Beijing and Shanghai and gradually expanding to the branches and subsidiaries of the Company elsewhere, with significant expansion in business portfolio expected;

(iii)

in respect of property management, CEA Development Entities will provide property management services for Beijing Daxing International Airport project, gradually including various branches and subsidiaries of the Company elsewhere besides those in Beijing and Shanghai, with gradual increase in business portfolio year by year; and

(iv)

in respect of equipment supplying, CEA Development Entities will increase the productivity capacity of its new energy equipment and enhance its technological capability through supplying high quality new energy equipment and vehicle to the Company.

Taking into account of the factors above, the total amounts of the service fees, commissions and expenses payable by the Company to CEA Development Entities under the Complementary Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB1,380,000,000, RMB1,640,000,000 and RMB1,860,000,000, respectively.

Pursuant to IFRS 16, the lease of special vehicle and equipment by the Company as lessee under the Complementary Services Agreement will be recognised as right-of-use assets. The annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the lease of special vehicle and equipment under the Complementary Services Agreement are RMB1,927,000,000, RMB1,996,000,000 and RMB1,900,000,000, respectively. The annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions under the Complementary Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Complementary Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

4.	Catering Services and Related Services Agreement

Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 18 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016 for the background and history of the Existing Catering Services Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with Eastern Air Catering Company, pursuant to which Eastern Air Catering Company and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide the Group with catering services and related services (the “Catering Services and Related Services Agreement”). Pursuant to the Catering Services and Related Services Agreement, the Eastern Air Catering Entities will provide the Company (including its wholly-owned and holding subsidiaries) with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. In addition, the Eastern Air Catering Entities (as the lessee) will lease lands and buildings owned by the Company (as the lessor) and will construct buildings and structures on lands leased from the Company, offsetting rent with construction costs. The major change between the Catering Services and Related Services Agreement and the existing agreement is that Eastern Air Catering Company will lease land and buildings from the Company and that two new construction projects with Wuhan Eastern Airlines Konggang Food Co., Ltd. ( 武漢東航空港食品有限公司 ) and Beijing Eastern Airlines Food Co., Ltd. ( 北京東方航空食品有限公司 ) will be added.

Term

The Catering Services and Related Services Agreement will be effective for a term of 3 years, commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services and Related Services Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as costs of raw materials and labour, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of in-flight catering services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Under the Catering Services and Related Services Agreement, the annual rental payable by the Eastern Air Catering Entities to the Company shall be based on prevailing market rates available to independent third parties under comparable conditions. Such annual rental shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable to the Company than those terms available from independent third parties under comparable conditions. The Company will designate departments or officials to be responsible for checking the price and terms offered to independent third parties for the same type of property leasing services (in general, through emails, fax or telephone consultation with at least two independent third parties).

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and has local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and have a good understanding of the Group’s culture and operation. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day airline and ground operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services. In addition, to cope with construction of the Company’s base at Beijing Daxing International Airport and the continuous increase in the volume of flights in Wuhan, Eastern Air Catering may carry out operation by leasing the land and properties of the Company, through construction-offsetting-rent arrangement.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Catering Services and Related Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two years ended 31 December 2017 and 2018 are RMB1,253,879,000 and RMB1,316,657,000, respectively.

Annual caps

The annual caps for the transactions with regard to the catering services under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the following factors:

(i)

the gradual year-by-year increment of the Company’s fleet size, flight volume and the number of ground VIP departure lounges intended to be put into operation, leading to the corresponding increase in the demand for catering services; and

(ii)

the continuous optimization of the standard for the catering services both on-board and on ground by the Company, so as to improve the quality of food and beverage provided, leading to the corresponding increase in catering cost.

Taking into account of the factors above, the total amounts of service fees with regard to the catering services payable by the Company to the Eastern Air Catering Entities under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB2,000,000,000, RMB2,300,000,000 and RMB2,600,000,000, respectively.

The annual caps for the transactions with regard to the property lease under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily based on the status of lands and buildings leased by the Eastern Air Catering Entities from the Company and the demands for the next three years, the progress of the construction-offsetting-rent projects in Beijing and Wuhan.

Taking into account of the factors above, the total amounts of annual rental for the property lease payable by the Eastern Air Catering Entities to the Company under the Catering Services and Related Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB80,000,000, RMB90,000,000 and RMB100,000,000, respectively.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions with regard to the catering services under the Catering Services and Related Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions with regard to the property lease under the Catering Services and Related Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Catering Services and Related Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

5.	Property Leasing and Construction and Management Agency Agreement (previously known as the property leasing agreement)

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Investment is principally engaged in consulting services for industrial investment and related businesses, real estate investment development and operation, self-owned house leasing and property management.

Please refer to the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 7 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Property Leasing Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding and Eastern Investment (the “Property Leasing and Construction and Management Agency Agreement”). Pursuant to the Property Leasing and Construction and Management Agency Agreement, CEA Holding and its subsidiaries (including Eastern Investment) will lease to the Company relevant properties. In the meantime, Eastern Investment will also provide the construction and management agency services to the Company in relation to the basic construction projects, organize the implementation of the construction management work and provide the projects that meet various standards to the Company pursuant to the agreement. The scope of specific construction and management agency services is determined according to the agreement of the specific agreement signed by both parties. The major change between the Property Leasing and Construction and Management Agency Agreement and the existing agreement is that in the next three years, Eastern Investment will provide to the Company property leasing services, including land and housing leases to the support base in Chengdu, Beijing, Lanzhou and Shanghai Hongqiao East District and the construction and management agency services for several airport base projects.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from CEA Holding and its subsidiaries (excluding Eastern Investment) the following properties, for use by the Group in its daily airlines and other business operations:

(a)

altogether 20 land properties owned by CEA Holding in Lanzhou, Gansu, covering an aggregate site area of approximately 234,989 square metres together with a total of 77 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 54,290 square metres;

(b)

altogether 3 land properties owned by CEA Holding in Kunming, Yunnan, covering an aggregate site area of 44,835 square metres together with a total of 24 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 67,992 square metres;

(c)	1 building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square metres;

(d)	a total of 77 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 45,068 square metres;

(e)	a total of 7 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Shanghai, occupying an aggregate floor area of approximately 13,195 square metres;

(f)

altogether 15 land properties owned by CEA Northwest, covering an aggregate site area of approximately 335,741 square metres together with a total of 106 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 92,935 square metres; and

(g)	other land and property facilities owned by CEA Holding as may be leased to the Company from time to time due to the business and operational needs of the Company.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from Eastern Investment the following properties, for use by the Group in its daily airlines and other business operations:

(a)

a total of 78 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu, occupying an aggregate floor area of approximately 25,992 square metres;

(b)

a total of 17 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Beijing, occupying an aggregate floor area of approximately 35,730 square metres;

(c)

a total of 26 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Lanzhou, occupying an aggregate floor area of approximately 29,274 square metres;

(d)

altogether 5 land properties owned by Eastern Investment in Shanghai Hongqiao East District, covering an aggregate site area of approximately 333,369 square metres together with a total of 60 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 120,053 square metres;

(e)	1 building property, construction, structures and other ancillary facilities owned by Eastern Investment in Hangzhou, occupying an aggregate floor area of approximately 486 square metres; and

(f)	other land and property facilities owned by Eastern Investment as may be leased to the Company from time to time due to the business and operational needs of the Company.

Term

The Property Leasing and Construction and Management Agency Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Property Leasing Agreement will be terminated.

To implement the lease of properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, separate written agreements will be entered into between the Company and Eastern Investment (the “Lease Agreement with Eastern Investment”). Based on previous similar transactions, the lease period of certain properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement would be around 6 years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the Property Leasing and Construction and Management Agency Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

Pricing

Under the Property Leasing and Construction and Management Agency Agreement, the annual rental and the fees for the construction and management agency services payable by the Company to CEA Holding and its subsidiaries shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental and fees shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services and construction and management agency services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing and Construction and Management Agency Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Reasons for and benefits of the transactions

The Group’s civil aviation business comprises businesses previously operated by CEA Northwest and CEA Holding. Accordingly, properties currently held, occupied and/or used by CEA Northwest and CEA Holding associated with their civil aviation businesses shall be leased to the Company, such that the Group will be able to continue to use such properties in its daily airlines and other business operations. The Company therefore entered into the Property Leasing and Construction and Management Agency Agreement which secures the Group its right to use the relevant properties at rentals which are no higher than the prevailing market rates.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Property Leasing and Construction and Management Agency Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures for the rentals paid by the Company in respect of the Existing Property Leasing Agreement for each of the two years ended 31 December 2017 and 2018 are RMB53,764,000 and RMB32,639,000, respectively.

Annual caps

The maximum amounts of rentals and fees payable by the Company for the three years ending 31 December 2020, 2021 and 2022 under the Property Leasing and Construction and Management Agency Agreement are determined primarily based on the following factors:

(i)	the actual amount of the rentals and fees for the construction and management agency projects paid by the Company to CEA Holding and Eastern Investment in the previous years;

(ii)	the relevant property leasing areas in Chengdu, Beijing, Lanzhou, East District of Hongqiao Airport Terminal 1, Shanghai, etc. tend to be stabilized since 2020;

(iii)	the property leasing costs have continued to rise reasonably accompanying the changes in price index and other reasons in recent years; and

(iv)

the other land and property facilities owned by CEA Holding and Eastern Investment as may be leased to the Company and the construction and management agency projects that need to be carried out due to the business and operational needs of the Company.

Taking into account of the factors above, the total amounts of rentals and fees payable by the Company for the three years ending 31 December 2020, 2021 and 2022 under the Property Leasing and Construction and Management Agency Agreement are not expected to exceed RMB280,000,000, RMB280,000,000 and RMB280,000,000, respectively.

Pursuant to IFRS 16, the lease of properties by the Company as lessee under the Property Leasing and Construction and Management Agency Agreement will be recognised as right-of-use assets. The annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the lease of properties under the Property Leasing and Construction and Management Agency Agreement are RMB541,000,000, RMB432,000,000 and RMB324,000,000, respectively. The annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the lease of properties under the Property Leasing and Construction and Management Agency Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the transactions regarding the construction and management agency services under the Property Leasing and Construction and Management Agency Agreement are expected to be minimal, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.76 of the Listing Rules. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Property Leasing and Construction and Management Agency Agreement is also subject to the Independent Shareholders’ approval at the EGM.

6.	Advertising Services Renewal Agreement

CEA Media is a company principally engaged in the operation of the website of CEA, in-flight entertainment and video programmes of civil aviation aircraft, domestic and overseas advertising agency, publication, design, production and printing business, business consulting and convention and exhibition business, duty- free shopping at the international flight (exclude tobacco and alcohol), agency sales of presents, cultural tourism souvenirs and daily necessities, sales of pre-packaged food (exclude frozen food and cooked loaves) and alcohol retailing.

Please refer to the paragraphs headed “Advertising Services Renewal Agreement” on pages 21 to 23 of the Company’s announcement dated 30 August 2016 for the background and history of the Existing Advertising Services Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which CEA Media and its subsidiaries (each a “CEA Media Entity” and collectively the “CEA Media Entities”) will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (the “Advertising Services Agreement”).

Under the Advertising Services Agreement, the Company will entrust CEA Media Entities as the agent for different kinds of advertising, including but not limited to domestic and overseas television and radio advertising, newspaper advertising, street signs advertising, exhibition designing and production as well as exhibits arrangement and site advertising during the domestic and overseas large-scale activities, publication of 東方航空 (Eastern Air Connections), 東方航空報 (Oriental Sky) and 東方頻道 (East Movie Channel), an in-flight entertainment and video programme and the relevant brochures.

Term

The Advertising Services Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Agreement, the service fees payable to the respective CEA Media Entity for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and shall be no less favourable than those offered by the respective CEA Media Entity to independent third parties.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of advertising services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

At the beginning of each calendar year, the Company will pay the CEA Media Entities a lump sum representing its budgeted advertising expenses for that year, and the CEA Media Entities shall accordingly structure and carry out their advertising functions for the Group, and shall offset their service fees from that sum deposited by the Company on a quarterly basis in arrears.

Reasons for and benefits of the transaction

Advertising businesses are not the core competencies of the Group while the CEA Media Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, CEA Media has, through its cooperation with the Group for many years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the CEA Media Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the CEA Media Entities, which will, as is believed, be better managed and cost-effective.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Advertising Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two years ended 31 December 2017 and 2018 are RMB22,720,000 and RMB19,359,000, respectively.

Annual caps

The annual caps for the transactions under the Advertising Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are determined primarily by taking into consideration that the Company will increase investment in advertising based on the needs of improving the Company’s awareness and image with the Company’s operation expanded and potential service standard adjustment in the future.

Taking into account of the factors above, the total amounts of service fees payable by the Company to the CEA Media Entities under the Advertising Services Agreement for the three years ending 31 December 2020, 2021 and 2022 are not expected to exceed RMB70,000,000, RMB73,000,000 and RMB75,000,000, respectively.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules under the Advertising Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Advertising Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

7.	2020–2022 Aircraft Finance Lease Framework Agreement

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee for lease transactions, and engaged in commercial factoring related to principal businesses etc.

The Designated Financial Institutions are principally engaged in banking services.

Please refer to the Company’s announcement dated 28 April 2016 and the Company’s circular dated 20 May 2016 for the background and history of the 2017–2019 Aircraft Finance Lease Framework Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Aircraft Finance Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide finance lease to the Group (as lessee(s)) in respect of the aircraft (the “2020–2022 Aircraft Finance Lease Framework Agreement”) with reference to the transaction practices for years between the parties for aircraft finance lease.

According to the 2020–2022 Aircraft Finance Lease Framework Agreement, for certain aircraft which the Company intends to purchase during the years from 2020 to 2022, if, as evaluated on requests for proposals, the finance plans proposed by CES Leasing are better than the plans proposed by other parties (including, but not limited to the overall financial cost quoted in the finance plans proposed by CES Leasing being more competitive than those under other plans), the Company agreed to select CES Leasing for relevant transactions.

The major terms of the 2020–2022 Aircraft Finance Lease Framework Agreement are set out as follows:

Date:	30 August 2019

Lessor(s):	wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease

Lessee:	the Company (including the wholly-owned and holding subsidiaries of the Company)

Financier:	the Designated Financial Institutions, being independent third parties

Aircraft under the Proposed Finance Lease:	The Leased Aircraft comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2020 to 2022 which will be disclosed annually and subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements in batches with Boeing Company, Airbus SAS and COMAC in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

In the event that the Company introduces any of the Leased Aircraft before the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Introduced Aircraft according to the respective financing arrangement(s). After the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Introduced Aircraft with the Lessor(s) to transfer the ownership of the Introduced Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Introduced Aircraft).

Effective term:	from 1 January 2020 to 31 December 2022

Aggregate principal amount of the finance leases:	not more than 100% of the consideration for the purchase of the Leased Aircraft

Rental fee/Interest rate:	Under the Proposed Finance Lease, the applicable interest rate, together with the arrangement fee, will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from independent third parties), which will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Finance Lease.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus interests standard, is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with the Designated Financial Institutions. The Designated Financial Institution will maintain strict control and supervision over the relevant bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the relevant bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans:	Under the Proposed Finance Lease, the Designated Financial Institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual Aircraft Finance Lease Agreement.

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Finance Lease.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s), and the Leased Aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee:	The respective arrangement fee for each of the Leased Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

Buy-back:	Upon the expiry of the lease term of each of the Leased Aircraft, the Company is entitled to purchase each relevant aircraft back from the Lessor(s) at a nominal purchase price for such aircraft.

Effectiveness and conditions:	The 2020–2022 Aircraft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the 2020–2022 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM.

Implementation agreements:	To implement the Proposed Finance Lease, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and the Designated Financial Institutions etc. (as appropriate), including but not limited to:

(i) the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Introduced Aircraft or the aircraft to be introduced;

(ii) the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or the Designated Financial Institutions etc. in respect of each of the Remaining Aircraft;

(iii) the Aircraft Finance Lease Agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Leased Aircraft;

(iv) the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and the Designated Financial Institutions in respect of each of the Leased Aircraft; and the loan agreement to be entered into between the Lessor(s) and the Designated Financial Institutions in respect of each of the Leased Aircraft, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020–2022 Aircraft Finance Lease Framework Agreement.

Each Aircraft Finance Lease Agreement will have the same term as the corresponding Bank Loan which it relates to and commencing on the Delivery Date of each Leased Aircraft.

The lease period of the aircraft under the 2020–2022 Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, the lease period of the aircraft under the 2020–2022 Aircraft Finance Lease Framework Agreement would be around 10 years. As the lease period of the aircraft exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the 2020–2022 Aircraft Finance Lease Framework Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

Internal control procedures

To ensure the Company’s conformity with the terms of the 2020–2022 Aircraft Finance Lease Framework Agreement, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this announcement and the terms of the 2020–2022 Aircraft Finance Lease Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2020–2022 Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the 2020–2022 Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the transactions contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

Historical amounts

The historical figures for the total rental fees (including principal and interest) and arrangement fees in respect of aircraft finance lease services for each of the two years ended 31 December 2017 and 2018 are RMB1,996,540,000 and RMB6,141,821,000, respectively.

The main causes for the significant difference between the actual transaction amount and the annual cap for the aircraft finance lease for 2017 and 2018 were:

(i)

the prerequisite for carrying out the business by the Company with CES Leasing is: through requests for proposals or other bidding processes, the finance leasing proposal or operating leasing proposal provided by CES Leasing are more competitive than the finance leasing proposals or operating leasing proposal provided by other parties. In 2017 and 2018, the actual number and size of aircraft finance leasing contracts awarded to CES Leasing was lower than estimated; and

(ii)	the Company purchased some aircraft with proceeds raised through private placement projects, so that the possibility for aircraft finance lease by the Company from CES Leasing was lowered.

Annual caps

The total fee payable by the Company under the Proposed Finance Lease is the sum of the rental fee, the arrangement fee and the buy-back fee, and the total rental fee payable under the Proposed Finance Lease fee equals to the sum of the principal and the interest payable under each Aircraft Finance Lease Agreement. The proposed maximum amounts of the Company’s aircraft finance lease services in the next 3 years are estimated with reference to the finance lease price of other aircraft under the same model of same age in the national market, the benchmark interest rate for more than 5 years as announced by the PBOC and/or the LIBOR. Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2020 to 2022, the proposed maximum total rental fee (including principal and interest) and arrangement fee in relation to the Proposed Finance Lease are set out as below:

Transaction period	For the financial year ending 31 December 2020	For the financial year ending 31 December 2021	For the financial year ending 31 December 2022
Total rental fee (including principal and interest) and arrangement fee	USD3,486,000,000	USD5,231,000,000	USD5,286,000,000

Pursuant to IFRS 16, the Proposed Finance Lease by the Company as lessee under the 2020–2022 Aircraft Finance Lease Framework Agreement will be recognised as right-of-use assets. The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 under the 2020–2022 Aircraft Finance Lease Framework Agreement are RMB13,802,000,000, RMB20,712,000,000 and RMB20,928,000,000, respectively. The proposed annual caps are set on the total value of right-of-use assets relating to the Proposed Finance Lease, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and arrangement fee for newly added aircraft in each year by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

If, through requests for proposals or other bidding processes, the finance leasing proposal and the arrangement fee quotation for finance leasing provided by CES Leasing are more competitive than the finance leasing proposal and the arrangement fee quotation for finance leasing provided by other parties, the maximum amount of the aircraft finance lease transactions between the Company and CES Leasing from 2020 to 2022 shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced in each year.

Investors are reminded that due to the actual execution of this continuing connected transaction relies on financing proposals of CES Leasing, and whether the finance leasing proposal and the arrangement fee quotation for finance leasing provided by CES Leasing are more competitive than the finance leasing proposal and the arrangement fee quotation for finance leasing provided by other parties, so that specific aircraft finance lease transactions could be entered, the actual amounts of the continuing connected transaction may be significantly lower than expected amounts, or not at all.

Financial impact of the transaction

Under the Proposed Finance Lease, the Leased Aircraft will be recorded as right- of-use assets of the Company pursuant to IFRS 16, and the principal amount of the Proposed Finance Lease will be recorded as right-of-use liabilities of the Company. The consideration for the purchase of aircraft may be funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company. Using a finance lease structure under the Proposed Finance Lease may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Finance Lease is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, it is not expected to have a substantial impact on the Company’s cashflow position or its business operations. The Proposed Finance Lease are not expected to result in a material impact on the earnings and net assets of the Group.

Reasons for and benefits of the transaction

The Company has long been cooperating well with CES Leasing in aircraft finance leasing business. This continuing connected transaction is beneficial for optimizing the management of our corporate assets, reducing our capital pressure and satisfying the Company’s need in operation. The details of the benefits are as follows.

Upon reviewing and evaluating the financial proposals submitted from independent commercial banks and the Designated Financial Institutions, whether the Company may finally mandate the finance lease for the Leased Aircraft to CES Leasing depends on the following prerequisites: (i) the stable operation of CES Leasing and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (ii) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal and its quotations for the arrangement fee over other finance proposals and their quotations for the arrangement fee; and (iii) the capability of CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax, and the arrangement fee being lower than the deductible value added tax in respect of the interest payments, which helps the Company reduce financing costs.

Through adopting the finance lease arrangement provided by CES Leasing and after deducting the arrangement fee payable to CES Leasing, the savable financing costs for the Company compared to adopting secured loans arrangements with equivalent interest rates are estimated as below:

Transaction period	For the financial year ending 31 December 2020	For the financial year ending 31 December 2021	For the financial year ending 31 December 2022
Savable financing costs	USD90.5 million	USD135.81 million	USD137.23 million

The Company introduced 20 and 10 aircraft in the two years ended 31 December 2017 and 2018, respectively, by adopting the finance lease arrangement provided by CES Leasing under the 2017–2019 Aircraft Finance Lease Framework Agreement. After deducting the arrangement fee payable to CES Leasing, the Company saved financing costs of RMB140.81 million and RMB79.72 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates.

CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Finance Lease. The Lessor(s), acting as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the Leased Aircraft. Such arrangement can facilitate CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax.

The terms and conditions of the Proposed Finance Lease are agreed after arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors, whose opinion will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) are of the view that the Proposed Finance Lease are on normal commercial terms, and that the terms of the Proposed Finance Lease as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Listing Rules implications

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling Shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the Proposed Finance Lease under the Listing Rules exceeds 25% on an annual basis and as the highest transaction classification of the Proposed Finance Lease is that of a major transaction under the Listing Rules, the 2020–2022 Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the 2020–2022 Aircraft Finance Lease Framework Agreement is subject to: (a) the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) the requirements applicable to a major transaction under Chapter 14 of the Listing Rules.

8.	2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

Please refer to the Company’s announcement dated 22 December 2017 for the background and history of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide operating leasing to the Group (as lessee(s)) in respect of the aircraft and aircraft engines (the “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement”) with reference to the transaction practices for years between parties for aircraft and engine operating leasing agreements. According to such agreement, if, as evaluated on requests for proposals, the operating lease plans proposed by CES Leasing are better than other plans, the Company agreed to select CES Leasing for relevant transactions.

In respect of the proposed transactions under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, the Company invited bidding offer by way of public tender. Having considered the relevant proposals, the Group considered that the rental in respect of the lease of the aircraft and aircraft engines proposed by the CES Leasing Group is the lowest and the terms of the lease arrangement are in line with the requirements of the Group.

The major terms of the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are set out below:

Date:	30 August 2019

Parties:	(1) CES Leasing; and

(2) the Company

Subjects to be leased:	The aircraft which comprises of (i) B737 series new Boeing Aircraft; (ii) A320 series series new Airbus Aircraft; and (2) the aircraft engines.

Term of lease:	Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2020 and 31 December 2022 by CES Leasing Group, the term of each of the lease agreement (the “Lease Agreement”) shall be not more than 180 months for each leasing of the aircraft and aircraft engines by CES Leasing Group (as the lessor(s)) to the Group (as the lessee(s)).

Rental and other lease- related payments:	The rental for the aircraft and aircraft engines (i) were determined after arm’s length negotiation between the parties and on normal commercial terms; and (ii) are comparable to the prevailing market rate for aircraft lease transactions of comparable nature. The annual rental payable for the aircraft and the aircraft engines shall not exceed 30% of the same kind of business of the Company in the same year and the monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price.

The rental is payable by the Group on a monthly basis.

Internal control procedures

To ensure the Company’s conformity with the terms of the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this announcement and the terms of the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the transactions contemplated under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

Historical amounts

The historical figures for the annual rental in respect of aircraft and aircraft engines operating lease services for each of the two years ended 31 December 2017 and 2018 are nil and RMB94,133,000, respectively.

The historical figures for the total rental in respect of aircraft and aircraft engines operating lease services for each of the two years ended 31 December 2017 and 2018 are nil and RMB2,874,039,000, respectively.

The main cause for the significant difference between the actual amount and the annual cap for the year ended 31 December 2018 in respect of the aircraft and aircraft engines operating lease was: the prerequisite for carrying out the business by the Company with CES Leasing was that, through requests for proposals or other bidding processes, the operating leasing proposals provided by CES Leasing were more competitive than the operating leasing proposals provided by other parties. In 2017 and 2018, the actual number and size of aircraft operating leasing contracts awarded to CES Leasing was lower than estimated.

Proposed annual caps

The cost for the Company’s aircraft and aircraft engine operating lease transaction includes rental. The annual rental refers to the rental actually payable by the Company to CES Leasing each year, including the 12-month rental for existing aircraft and new aircraft in that year. The total rental refers to the total rental for new aircraft with a full lease term of 144 months or 180 months leased by the Company from CES Leasing by way of operating lease each year.

The proposed maximum annual rent and total rental payable by the Company for the next three years are estimated with reference to the operating leasing price of the aircraft under same model of same age or engines of the same model in the national market, and the monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price. The annual rental payable for all the aircraft shall not exceed 30% of the same kind of business of the Company in the same year.

Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2020 to 2022, the proposed maximum annual rental and total rental for all of the aircraft and aircraft engines payable by the Company to CES Leasing Group under the Lease Agreements are set out as below:

Transaction period	For the financial year ending 31 December 2020	For the financial year ending 31 December 2021	For the financial year ending 31 December 2022
annual rental	RMB581,000,000	RMB963,000,000	RMB1,355,000,000
total rental	RMB2,450,000,000	RMB4,586,000,000	RMB4,705,000,000

Pursuant to IFRS 16, the aircraft and aircraft engines operating lease by the Company as lessee under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement will be recognised as right-of-use assets. The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are RMB2,187,000,000, RMB4,016,000,000 and RMB3,548,000,000, respectively. The proposed annual caps are set on the total value of right-of- use assets relating to the aircraft and aircraft engines operating lease, which are calculated during the future years by discounting the estimated total rental for newly added aircraft in each year by a discount rate of 4.4969% which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Reasons for and benefits of the transactions

The Company has long been cooperating well with CES Leasing in aircraft operating leasing business. Pursuant to the Aircraft Operating Lease Agreement dated 10 August 2017, the Company introduced 5 aircraft from CES Leasing Group by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft were approximately RMB875,000 lower than that of other bidding companies, saving approximately RMB126 million of total rental for 144 months.

In 2018, the Company introduced 5 aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft were approximately RMB656,000 lower than that of other bidding companies, saving approximately RMB95 million of total rental for 144 months. In 2019, the Company introduced 4 narrow body aircraft in total from CES Leasing by way of operating lease. The average bidding price (i.e., monthly rental) of those aircraft were approximately RMB175,000 lower than that of other bidding companies, saving approximately RMB25.2 million of total rental for 144 months.

As a subsidiary of CEA Holding, CES Leasing has the professional qualification and capability for operating aircraft and aircraft engines leasing business with strong capital strength and stable operation. Moreover, the Company will select CES Leasing as its operating leasing services supplier only if CES Leasing can provide terms with higher competitiveness in rental level and surrendering lease than other bidding companies. As such, the aircraft operating leasing connected transaction proposed to be carried out by the Company and CES Leasing is beneficial for optimizing the management of our corporate assets, reducing our capital pressure and lower the risks associated with the residual value of our aircraft in the future.

The conditions precedent for the Company to select CES Leasing to provide the Company with aircraft and engine operating leasing arrangement include: (i) with stable operation, CES Leasing possesses the professional qualification and capacity for aircraft and engine operating leasing transactions; (ii) as evaluated on requests for proposals, the aircraft and engine operating leasing plans proposed by CES Leasing are better than the finance lease plans proposed by others. If, after such requests of proposals or other bidding processes, CES Leasing is confirmed to have fulfilled the aforesaid prerequisites, the maximum total rental of the aircraft and engine operating leasing transactions between the Company and CES Leasing from 2020 to 2022 shall not exceed half of the aggregate amount of the total rental of the aircraft scheduled to be introduced by way of operating leasing arrangement in each year.

The Directors (excluding the independent non-executive Directors, whose opinion will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) are of the view that (i) the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement is conducted on normal commercial terms or on terms no less favourable to the Group than those available from independent third parties, are entered into in the ordinary course of business of the Group, and are fair and reasonable and in the interests of the Group and the Shareholders as a whole; and (ii) the proposed annual caps in relation to the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

Listing Rules implications

As the highest applicable percentage ratio set out in the Listing Rules in respect of the transactions contemplated under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement exceeds 5% on an annual basis, such transactions are subject to the reporting, announcement, annual review and the Independent Shareholders’ approval requirements under the Listing Rules.

Furthermore, as the term of each of the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

9.	Freight Logistics Daily Connected Transactions Framework Agreement

Eastern Logistics is a company principally engaged in warehouse, marine/air/ land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services) and common cargo transport.

Please refer to the Company’s announcement dated 29 November 2016 for the background and history of the Existing Freight Logistics Daily Connected Transactions Framework Agreement.

On 30 August 2019, the Company entered into an agreement relating to the renewal of the Existing Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics on substantially the same terms, pursuant to which the Group will provide the Freight Logistics Business Support Services (as defined below) to the Eastern Logistics Group required for the daily operation of its freight logistics business, and the Eastern Logistics Group will provide the Cargo Terminal Business Support Services (as defined below) to the Group required for its daily business operation (the “Freight Logistics Daily Connected Transactions Framework Agreement”).

Term

The Freight Logistics Daily Connected Transactions Framework Agreement will be effective for a term of 3 years commencing from 1 January 2020 to 31 December 2022.

With effect from 1 January 2020, the Existing Freight Logistics Daily Connected Transactions Framework Agreement will be terminated.

Services

Pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement,

(a)

the Group will provide the following services (altogether, the “Freight Logistics Business Support Services”) to the Eastern Logistics Group required for the daily operation of its freight logistics business:

(i)	aircraft maintenance and its ancillary support services;

(ii)	cargo transport maintenance and its ancillary support services; (iii) information technology support services;

(iv)	cleaning services;

(v)	training services; and

(vi)	other daily support services, and

(b)	the Eastern Logistics Group will provide the following services (altogether, the “Cargo Terminal Business Support Services”) to the Group required for its daily business operation:

(i)	apron transfer services, cargo terminal operation services and security inspection services; and

(ii)	other daily support services.

Pricing

(a)

the price and/or fee scale for the Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Services Framework Agreement. For the Freight Logistics Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of aircraft raw materials, the support areas for aircraft materials, the cost of information technology equipment, labour cost and the specific support requirements from the Eastern Logistics Group (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time within the territory of the PRC;

(b)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Framework Agreement. For the Cargo Terminal Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of raw materials, the support areas, the costs for the protection equipment, labour costs and the specific support requirements from the Company (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time in the PRC;

(c)

both the Group and the Eastern Logistics Group shall designate their department(s) or personnel to be responsible primarily for checking the prices and terms offered by independent third parties providing similar services. In general, at least two independent third parties who provide support services will be consulted for their fee quotations and terms via email, facsimile or telephone conversation;

(d)

the price and/or fee scale for the Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Group shall be no less favourable to the Group than that offered by the Group to independent third parties for similar services in the ordinary and normal course of business;

(e)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be no less favourable to the Eastern Logistics Group than that offered by the Eastern Logistics Group to independent third parties for similar services in the ordinary and normal course of business; and

(f)

the fees in relation to the Freight Logistics Business Support Services offered by the Group to the Eastern Logistics Group and the Cargo Terminal Business Support Services offered by the Eastern Logistics Group to the Group shall be settled based on the actual provision of services and the unit price, which is determined by both parties pursuant to the aforementioned pricing principles. Upon the receipt and confirmation of the payment order and VAT special invoices from one party, the other party shall make the payment via bank transfer or via other legal means of payment within a reasonable period of time, as agreed by the parties.

The Group will designate departments or officials to be primarily responsible for checking the prices and terms offered by independent third parties for the same or similar type of services (in general, through emails, facsimile or telephone conversation with at least two independent third parties providing the support services), to ensure that the terms of the Freight Logistics Daily Connected Transactions Framework Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Reasons for and benefits of the transaction

In respect of the Freight Logistics Daily Connected Transactions Framework Agreement, the Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole; while the provision of the Cargo Terminals Business Support Services by the Eastern Logistics Group to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group.

The Directors (including the independent non-executive Directors) are of the view that (i) the Freight Logistics Daily Services are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are conducted in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (ii) the annual caps in relation to the Freight Logistics Daily Services are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical amounts

For each of the two years ended 31 December 2017 and 2018, the historical figures for (i) the amount paid by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services were approximately RMB100,466,000 and RMB126,147,000, respectively; and (ii) the amount paid by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services were RMB280,578,000 and RMB347,582,000, respectively.

Annual caps

The annual caps for the three years ending 31 December 2020, 2021 and 2022 in respect of the Freight Logistics Business Support Services and the Cargo Terminal Business Support Services pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement are determined primarily based on the following factors:

(i)

Freight logistics business support services (the Company providing services): cargo rental and aircraft maintenance charges account for the most substantial portion of the transaction amount. With the Beijing Daxing international airport and the new Qingdao airport being put into operation, it is estimated that there will be a significant increase in cargo rental within a short period. With the expansion of the Group’s operational scale and based on the historical figures with reference to raw materials cost, services support areas, service equipment cost and labor cost, it is anticipated that the aircraft maintenance charges will also increase to a certain extent.

(ii)

Cargo terminal business support services (the Company receiving services): based on objective factors such as an increase in flights and freight volume, we considered that cargo terminal business of the Beijing Daxing international airport will grow, and it is anticipated to maintain the room for a reasonable growth, after taking into account of the factors such as the service coverage and standard adjustment that may arise in the future.

In connection with the transactions contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement, the table below sets out the annual caps of amounts payable by the Group or the Eastern Logistics Group for each of the three years ending 31 December 2020, 2021 and 2022, respectively.

	Annual caps for the year ending 31 December
	2020	2021	2022
Revenue
Amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services	RMB300,000,000	RMB330,000,000	RMB350,000,000

Expense
Amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services	RMB550,000,000	RMB590,000,000	RMB630,000,000

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Freight Logistics Business Support Services under the Freight Logistics Daily Connected Transactions Framework Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

As the highest applicable percentage ratio set out in the Listing Rules in respect of the Cargo Terminal Business Support Services under the Freight Logistics Daily Connected Transactions Framework Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, the transaction contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement is also subject to the Independent Shareholders’ approval at the EGM.

10.	Bellyhold Space Agreements

Please refer to the Company’s announcement dated 1 March 2018 and the Company’s circular dated 13 March 2018 for the background and history of the Bellyhold Space Agreements (i.e., the Contractual Operation Agreement and the Operation Cost Agreement).

On 1 March 2018, the Company entered into the Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 with China Cargo Airlines, pursuant to which China Cargo Airlines as a contractor agreed to operate the Bellyhold Space Business and pay contractual fee to the Company, and the Company agreed to reimburse the operation cost of the Bellyhold Space Business to China Cargo Airlines.

The Bellyhold Space Agreements with a term from 1 April 2018 to 31 December 2032 and the transactions contemplated thereunder as well as the annual caps for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019 were approved at the extraordinary general meeting of the Company convened on 29 March 2018. Since the existing annual caps will expire on 31 December 2019, the Company proposed to set the annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022.

The main terms of the Bellyhold Space Agreements are set out as follows:

(a)	Contractual Operation Agreement

Date:	1 March 2018

Parties:	(1) the Company (as owner); and

(2) China Cargo Airlines (as contractor)

Contractual operation term:	from 1 April 2018 to 31 December 2032

Subject:	China Cargo Airlines will operate all the Bellyhold Space Business, including but not limited to the following aspects:

(i) China Cargo Airlines shall enter into cargo transport agreements with third parties as the contracting carrier, and entrust the Company to provide air transportation service as the actual carrier;

(ii)  China Cargo Airlines shall exclusively enjoy the seatsale right and the pricing right to the Bellyhold Space and exclusively engage in relevant businesses such as the settlement business, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Bellyhold Space Business; and

(iii)  China Cargo Airlines shall undertake the overall responsibilities for transporting the cargos as the carrier to the consignors with respect to the cargos which are transported through the Bellyhold Space.

During the period of contractual operation by China Cargo Airlines, China Cargo Airlines shall operate the Bellyhold Space Business and conduct the relevant financial accounting independently and bear the results of operation independently and pay tax in compliance with applicable laws.

Pricing:	The contractual fee (the “Settlement Price”) for each year shall be the sum of the Bench Mark Price (Without Tax) (as defined below) and the Adjustment Amount (as defined below).

In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the Bellyhold Space Business for the next financial year and file such evaluation results with the relevant supervision authority of the state- owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year (the “Bench Mark Price (Without Tax)”).

The Bench Mark Price (Without Tax) shall be calculated based on the following formula:

Bench Mark Price (Without Tax) = ATK (available tonnekilometres) × OLF (overall load factor) × revenue level per kilometre.

The ATK shall be determined based on the plan of introduction of passenger flights of the Company and its wholly-owned subsidiaries and controlled subsidiaries for the next year. The OLF and the revenue level per kilometre shall be determined based on the historical data of the respective airline routes of the Company and its wholly-owned subsidiaries and controlled subsidiaries.

Considering that there may be market fluctuation, the parties agreed to appoint a qualified accounting firm to conduct a special audit to the actual revenue (without tax) of China Cargo Airlines for operating the Bellyhold Space Business for each financial year. The special audit should be conducted within three months after the end of a financial year. Where there is any difference between the Bench Mark Price (Without Tax) and the actual revenue (without tax), the contractual fee should be adjusted by the adjustment amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax) (the “Adjustment Amount”). The remaining 50% of the difference between the audited actual revenue (without tax) and the Bench Mark Price (Without Tax) shall be enjoyed or borne by China Cargo Airlines.

Where the Settlement Price will exceed the annual caps which have been set by the Company, all reasonable steps will be taken by the Company to comply with the relevant requirements under Chapter 14A of the Listing Rules.

Payment:	China Cargo Airlines shall pay the Company or its designated wholly-owned subsidiary(ies) and controlled subsidiary(is) one twelfth (1/12) of the annual Bench Mark Price (Without Tax) on a monthly basis within ten days after the ending of every month. The Company, its designated wholly- owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement with China Cargo Airlines according to the Adjustment Amount before 31 March of the year following such financial year. If the Adjustment Amount is positive, the Adjustment Amount shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies); or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines.

Closing:

From the Closing Date (i.e., 31 March 2018, the date of which is not included) to the end of the contractual operation term under the Contractual Operation Agreement, the Bellyhold Space Business shall be exclusively operated by China Cargo Airlines through contractual operation; and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any other means enable any third party to have any right to the Bellyhold Space Business, except for undertaking the relevant responsibility as the actual carrier for air transportation.

From the effective date of the Contractual Operation Agreement, the Company and China Cargo Airlines shall hand over the contracts and personnel in relation to contractual operation of the Bellyhold Space Business according to the principles under the Contractual Operation Agreement.

(b)	Operation Cost Agreement

Date:	1 March 2018

Parties:	(1) the Company (as owner); and

(2) China Cargo Airlines (as contractor)

Contractual operation term:	from 1 April 2018 to 31 December 2032

Subject:

As compared with the responsibilities as the operator of the Bellyhold Space Business before the implementation of the Contractual Operation Agreement, the responsibilities of the Company will be reduced as the actual carrier. Part of the departments of marketing and sales which were operated by the Company as well as their functions will be transferred to China Cargo Airlines and the relevant operation cost will be borne by China Cargo Airlines. In order to make sure the fairness and reasonability of the transactions, the Company will reimburse the annual operation cost of the Bellyhold Space Business to China Cargo Airlines (the “Operation Cost”).

Pricing:	The Operation Cost payable by the Company for each financial year shall be calculated based on the following formula:

Operation Cost = Settlement Price × Cost Rate (as defined below)

The Settlement Price shall be determined according to the method as set out above in the paragraph headed “Contractual Operation Agreement — Pricing”.

The cost rate (the “Cost Rate”) for a year shall equal to the arithmetical result of the average cost rate of the operation of Bellyhold Space for the recent three years. The cost rate for each of the three years shall be calculated by dividing the actual amount of the operation cost of a year determined through negotiation procedures by the audited Settlement Price of the corresponding year. The Company has engaged Ernst & Young to execute the negotiation process for the actual amount of the operation cost for the three years from 2014 to 2016. According to the calculation of relevant data, the cost rate is 8.823%. The Company and China Cargo Airlines agreed to use 8.823% as the Cost Rate for 2018. The Company will engage an accounting firm with qualifications to execute the negotiation process every year and the Cost Rate shall be adjusted every year based on the execution of negotiation process and the rules as agreed in the Operation Cost Agreement. Where the Operation Cost will exceed the annual caps which have been set by the Company, all reasonable steps will be taken by the Company to comply with the relevant requirements under Chapter 14A of the Listing Rules.

Payment:

The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) shall pay one twelfth (1/12) of the result of the Bench Mark Price (Without Price) multiplying the Cost Rate on a monthly basis within ten days after the ending of every month. The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement of Operation Cost with China Cargo Airlines according to the Adjustment Amount (as defined above) before 31 March of the year following such financial year. If the Adjustment Amount is positive, the amount of the Adjustment Amount multiplying the Cost Rate shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines; or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount multiplying the Cost Rate shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies).

Historical amounts

Set out below are the historical amounts for the year ended 31 December 2018 for the transactions contemplated under the Bellyhold Space Agreements:

Historical amounts for the year ended 31 December 2018
the contractual fee paid by China Cargo Airlines to the Company under the Contractual Operation Agreement	RMB2,795,270,000

the Operation Cost paid by the Company to China Cargo Airlines under the Operation Cost Agreement	RMB245,885,000

Proposed annual caps

The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement are determined primarily with reference to:

(i)

the Bench Mark Price (Without Tax) for the period from April to December of 2018 amounting to approximately RMB2,795 million as evaluated by an independent valuer according to the formula stated above in the paragraph headed “Contractual Operation Agreement — Pricing” (a summary of the valuation report is set out in Appendix I to the Company’s circular dated 13 March 2018); and

(ii)

the Company expects that the revenue of the Bellyhold Space Business will grow at an annual rate of approximately 10% based on the aforesaid Bench Mark Price (Without Tax) for the period from April to December of 2018, taking into account of the increase in transport capacity of Bellyhold Space Business of the Company and the development in air freight market in the next three years, and of the factors such as raw materials cost, areas for services support, service equipment cost and labor cost.

The proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement are determined primarily with reference to:

(i)

the Operation Cost for the period from April to December of 2018 amounting to approximately RMB245,885,000 according to the formula stated above in the paragraph headed “Operation Cost Agreement — Pricing”; and

(ii)

it is expected that the growth rate in the Operation Cost payable by the Company to China Cargo Airlines will be roughly the same as that in the contractual fee payable by China Cargo Airlines to the Company.

Set out below are the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for (i) the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement; and (ii) the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement:

Proposed annual caps for the year ending
	31 December 2020	31 December 2021	31 December 2022
the contractual fee payable by China Cargo Airlines to the Company underthe Contractual Operation Agreement	RMB4,500,000,000	RMB5,000,000,000	RMB5,500,000,000

the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement	RMB400,000,000	RMB450,000,000	RMB500,000,000

Reasons for and benefits of the transaction

The Company will receive contractual fee and revenue of the contractual operation from China Cargo Airlines, and reimburse the operation cost to China Cargo Airlines based on contractual income at reasonable proportion. The growth of the operating capacity of Bellyhold Space and revenue of the contractual operation reflects the advantages of the specialized operation of the Bellyhold Space, which is conducive to the improvement of the overall operating efficiency of the Bellyhold Space.

As disclosed in the Company’s circular dated 13 March 2018, the reasons for and benefits of the transactions contemplated under the Bellyhold Space Agreements are set out as follows:

(i)	To Further Eliminate the Competition Between the Company and China Cargo Airlines More Thoroughly

The Bellyhold Space freight business of the Company is in competition with the all-cargo aircraft freight business of China Cargo Airlines. In January 2017, the Company has entered into the Bellyhold Space Management Agreement with China Cargo Airlines to entrust China Cargo Airlines to manage the Bellyhold Space freight business of the Company which has been serving as a transitional solution to avoid competition. After the operation practice of around one year and in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly, the Company proposes to change the operation model of the Bellyhold Space freight business from entrusted management to contractual operation and let China Cargo Airlines operate the Bellyhold Space Business as a long-term contractor.

(ii)	To Satisfy the Professional Operation Requirement of the Company and to Improve the Overall Operation Performance of the Bellyhold Space Freight Business

As a company being engaged in air cargo transportation business for a long time, China Cargo Airlines has extensive expertise, experience and advantages in the logistics and air transportation industries. The professional contractual operation by China Cargo Airlines will promote the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, improve the overall operation results of the Company in relation to the Bellyhold Space Business, stabilize and enlarge the revenue of freight business of its subsidiaries, and reduce the fluctuation risk of the relevant operation results.

(iii)	To Concentrate on the Air Passenger Transportation Business

The Company will not directly invest any relevant human and material resources to directly operate the Bellyhold Space Business during the long- term contractual operation of Bellyhold Space Business by China Cargo Airlines. This will be beneficial to the Company in focusing relevant resources on operating and developing its air passenger transportation business, improving its capability in the operation and management of air passenger transportation business (i.e., the core business of the Company), further building up the Company’s brand image and competitiveness in the air passenger transportation area and in turn generating better investment returns to the Shareholders.

The Directors (excluding the independent non-executive Directors, whose opinion will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) are of the view that the relevant proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 for the transactions contemplated under the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Listing Rules implications

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company) and thus China Cargo Airlines is a connected person of the Company as defined under the Listing Rules. The transactions contemplated under the Bellyhold Space Agreements constitute continuing connected transactions under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the contractual fee payable by China Cargo Airlines under the Contractual Operation Agreement exceeds 5%, the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the Operation Cost payable by the Company under the Operation Cost Agreement exceeds 0.1% but is less than 5%, the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under the Listing Rules.

Pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC laws, the transactions contemplated under the Operation Cost Agreement shall be subject to the Independent Shareholders’ approval.

B.	SUMMARY OF THE RENEWED CONTINUING CONNECTED TRANSACTIONS AND THE PROPOSED ANNUAL CAPS

We set out below the proposed annual caps for the three financial years ending 31 December 2020, 2021 and 2022 in respect of each of the Renewed Continuing Connected Transactions:

No.	Agreement and transactions thereunder	Annual caps for the financial year ending
		31 December 2020	31 December 2021	31 December 2022
1.	Financial Services Agreement
	— provision of deposit services	RMB12,000,000,000	RMB13,000,000,000	RMB14,000,000,000

2.	Import and Export Services Agreement	RMB730,000,000	RMB840,000,000	RMB950,000,000

3.	Complementary Services Agreement
	— total amounts payable by the Company	RMB1,380,000,000	RMB1,640,000,000	RMB1,860,000,000
	— total value of right-of-use assets in respect of the special vehicle and equipment lease	RMB1,927,000,000	RMB1,996,000,000	RMB1,900,000,000

4.	Catering Services and Related Services Agreement
	— amount of service fees with regard to the catering services payable by the Company to the Eastern Air Catering Entities	RMB2,000,000,000	RMB2,300,000,000	RMB2,600,000,000

No.	Agreement and transactions thereunder	Annual caps for the financial year ending
		31 December 2020	31 December 2021	31 December 2022
	— amount for the property lease payable by the Eastern Air Catering Entities to the Company	RMB80,000,000	RMB90,000,000	RMB100,000,000

5.	Property Leasing and Construction and Management Agency Agreement
	— amounts of rentals and fees payable by the Company	RMB280,000,000	RMB280,000,000	RMB280,000,000
	— total value of right-of-use assets	RMB541,000,000	RMB432,000,000	RMB324,000,000

6.	Advertising Services Agreement	RMB70,000,000	RMB73,000,000	RMB75,000,000

7.	2020–2022 Aircraft Finance Lease Framework Agreement
	— total rental fees (including principal and interest) and arrangement fees	USD3,486,000,000	USD5,231,000,000	USD5,286,000,000
	— total value of right-of-use assets	RMB13,802,000,000	RMB20,712,000,000	RMB20,928,000,000

8.	2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement
	— annual rental payable by the Group to CES Leasing Group	RMB581,000,000	RMB963,000,000	RMB1,355,000,000

No.	Agreement and transactions thereunder	Annual caps for the financial year ending
		31 December 2020	31 December 2021	31 December 2022
	— total rental payable by the Group to CES Leasing Group	RMB2,450,000,000	RMB4,586,000,000	RMB4,705,000,000
	— total value of right-of-use assets	RMB2,187,000,000	RMB4,016,000,000	RMB3,548,000,000

9.	Freight Logistics Daily Connected Transactions Framework Agreement
	— amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services	RMB300,000,000	RMB330,000,000	RMB350,000,000
	— amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services	RMB550,000,000	RMB590,000,000	RMB630,000,000

10.	Bellyhold Space Agreements
	— contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement	RMB4,500,000,000	RMB5,000,000,000	RMB5,500,000,000
	— Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement	RMB400,000,000	RMB450,000,000	RMB500,000,000

C.	IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling Shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

Please refer to each of the sections headed “Listing Rules implications” under the description of each Renewed Continuing Connected Transaction above for an analysis of the implications under the Listing Rules for each Renewed Continuing Connected Transaction.

Pursuant to the relevant provisions of the Listing Rules, the transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022. The 2020–2022 Aircraft Finance Lease Framework Agreement is also subject to the requirements applicable to a major transaction under Chapter 14 of the Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules, the transactions relating to: (i) the provision of loan services under the Financial Services Agreement; (ii) the Import and Export Services Agreement, (iii) the Complementary Services Agreement, (iv) the Catering Services and Related Services Agreement, (v) the Property Leasing and Construction and Management Agency Agreement, (vi) the Advertising Services Agreement, and (vii) the Freight Logistics Daily Connected Transactions Framework Agreement, are also subject to the Independent Shareholders’ approval at the EGM.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are members of senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

D.	THE VIEW OF THE INDEPENDENT FINANCIAL ADVISER

The lease period of the transactions under each of the following agreements exceeds three years:

(i)	special vehicles and equipment leasing under the Complementary Services Agreement;

(ii)	the Lease Agreements with Eastern Investment under The Property Leasing and Construction and Management Agency Agreement;

(iii)	the Aircraft Finance Lease Agreements under the 2020–2022 Aircraft Finance Lease Framework Agreement; and

(iv)	the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement.

Pursuant to the requirement under Rule 14A.52 of the Listing Rules, the Company has engaged Somerley as the Independent Financial Adviser to provide independent advice in respect of the provisions relating to the aforesaid agreements to explain why a period exceeding three years for such agreements is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

Pursuant to Rule 14A.52 of the Listing Rules, Somerley has formulated its opinion based on its researches and analysis and its discussion with management of the Company as follows:

Complementary Services Agreement

(i)

in view of the fact that the vehicles and equipment, which are tailor-made for the Group’s on-site operation, would not be used by any other parties other than the Group, it would not be unreasonable for the lessors to request for a longer lease term to ensure its return on investment;

(ii)	given high purchase costs and maintenance costs, leasing of the special vehicles and equipment could reduce the Group’s cash outlay and preserve its internal resources for other business purpose;

(iii)

given the term of the special vehicles and equipment lease to be entered into between the Group and CES Leasing which is expected to be 5 years is the same as the term of the finance lease relating to aviation related equipment entered into by China Southern Airlines Company Limited (stock code: 1055.HK) with its connected persons, and falls within the range of 5 to 20 years of other special equipment leases entered into by other Hong Kong listed companies, the term of the special vehicles and equipment lease of more than 3 years is not uncommon in the market; and

(iv)

the 5-year tenure of the agreements to be implemented pursuant to the Complementary Services Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Property Leasing and Construction and Management Agency Agreement

(i)

like other air operators, the Group has to maintain stable and smooth operation by entering into property leases with longer terms in order to satisfy its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(ii)

given the term of certain property leases to be entered into between the Group and Eastern Investment is expected to be 6 years which falls within the range of those entered into by other air operators with their connected persons, the term of the property lease of more than 3 years is in line with the market practice; and

(iii)

the 6-year tenure of the agreements to be implemented pursuant to the Property Leasing and Construction and Management Agency Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

2020–2022 Aircraft Finance Lease Framework Agreement

(i)

like other air operators, the Group has to maintain a streamlined and efficient modernized fleet by introducing new aircraft in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

(ii)

given the term of the aircraft finance lease agreements to be entered into by the Group with CES Leasing being 10 years having been in line with the Company’s accounting policy and also falling within the range of (a) those entered into by the Group with independent third parties; and (b) those of other Hong Kong listed companies, the term of the aircraft finance lease of more than 3 years is in line with the market practice; and

(iii)

the 10-year tenure of the agreements to be implemented pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

(i)

like other air operators, the Group has to maintain a streamlined and efficient modernized fleet by introducing new aircraft in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

(ii)

given the term of the aircraft operating lease to be entered into between the Group and CES Leasing ranging from 12 to 15 years which are the same as those entered into by the Group with independent third parties, the term of the aircraft operating lease of more than 3 years is in line with the market practice; and

(iii)

the 10 to 15-year tenure of the agreements to be implemented pursuant to the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

E.	GENERAL INFORMATION AND EGM

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling Shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company under the Listing Rules.

The EGM will be convened to consider, and if thought fit, approve, among others:

(i)

pursuant to the Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules, which comprise: (a) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (b) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022; and

(ii)

pursuant to the Shanghai Listing Rules and the best practice of corporate governance, the renewed continuing connected transactions which are subject to the Independent Shareholders’ approval requirements, which comprise: the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to (a) the provision of loan services under the Financial Services Agreement, (b) the Import and Export Services Agreement, (c) the Complementary Services Agreement, (d) the Catering Services and Related Services Agreement, (e) the Property Leasing and Construction and Management Agency Agreement, (f) the Advertising Services Agreement, and (g) the Freight Logistics Daily Connected Transactions Framework Agreement.

The resolutions will be taken on a poll as required under Rule 14A.36 of the Listing Rules. As at date of this announcement, CEA Holding is a controlling Shareholder of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions in relation to the aforesaid continuing connected transactions.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions.

Somerley, a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising in corporate finance) regulated activities under the SFO, has been appointed by the Company as the independent financial adviser to: (i) advise the period for the special vehicles and equipment leasing under the Complementary Services Agreement, the Lease Agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, the Aircraft Finance Lease Agreements under the 2020–2022 Aircraft Finance Lease Framework Agreement and the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement pursuant to the requirements under Rule 14A.52 of the Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions.

A circular will be issued by the Company and despatched to its shareholders no later than 30 September 2019, because additional time is required to prepare and finalise the information to be included in the circular in accordance with Rule 19A.39A of the Listing Rules. The circular will contains: (i) further information on the Renewed Non-exempt Continuing Connected Transactions which are subject to the Independent Shareholders’ approval under the Listing Rules, the letter of recommendation from the Independent Board Committee to the Independent Shareholders, and the letter of advice by Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions; and (ii) further information as required under the Shanghai Listing Rules.

F.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2020–2022 Aircraft Finance Lease Framework Agreement”	has the meaning set out under the section headed “2020–2022 Aircraft Finance Lease Framework Agreement” in this announcement

“2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement”	has the meaning set out under the section headed “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement” in this announcement

“Advertising Services Agreement”	has the meaning set out under the section headed “Advertising Services Agreement” in this announcement

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France

“Aircraft Manufacturer(s)”	means Boeing Company, Airbus SAS and COMAC

“Aircraft Finance Lease Agreement(s)”	means the individual finance lease agreements in relation to the finance lease of the Leased Aircraft to be entered into by the Company pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement

“Aircraft Operating Lease Agreement”	means the Aircraft Operating Lease Agreement entered into between CES Leasing Group and the Company, details of which are found in the announcement of the Company dated 10 August 2017

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Bank Loans”	means the loans provided by the Designated Financial Institutions to the Lessor(s) or the Company under the Proposed Finance Lease contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement

“Board”	means the board of Directors

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircrafts operated by the Company and its wholly-owned subsidiaries and controlled subsidiaries (including Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) after travelers’ registered luggage has been loaded in priority

“Bellyhold Space Business”	means all the freight business operated through the utilization of the Bellyhold Space, including but not limited to the sale, pricing and settlement businesses in relation to the Bellyhold Space

“Bellyhold Space Agreements”	means the Contractual Operation Agreement and the Operation Cost Agreement

“Bellyhold Space Management Agreement”	means the agreement dated 1 January 2017 entered into between the Company and China Cargo Airlines in relation to the entrustment to China Cargo Airlines to operate and manage the Bellyhold Space freight business of the Company, details of which are found in the announcement of the Company dated 3 January 2017

“Catering Services and Related Services Agreement”	has the meaning set out under the section headed “Catering Services and Related Services Agreement” in this announcement

“Cargo Terminal Business Support Services”	has the meaning set out under the section headed “Freight Logistics Daily Connected Transactions Framework Agreement” in this announcement

“CEA Development”	means 東航實業集團有限公司 (CEA Development Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CEA Development Entities”	means each of CEA Development and its subsidiaries

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling Shareholder of the Company

“CEA Holding Group”	means CEA Holding and its subsidiaries

“CEA Media”	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.), which is a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CEA Media Entities”	means each of CEA Media and its subsidiaries

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CES Leasing”	means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB2.5 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party of the Company, the sole shareholder of which is Yingde Gases (Hong Kong) Company Limited, a company registered in Hong Kong) as at the date of this announcement

“CES Leasing Group”	means CES Leasing or the wholly-owned subsidiary(ies) established or to be established for the purpose of the finance lease and operating lease arrangement

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CES Finance Entities”	means each of CES Finance and its subsidiaries

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.*), a non-wholly owned subsidiary of Eastern Logistics, and in turn a non-wholly owned subsidiary of CEA Holding

“China United Airlines”	means 中國聯合航空有限公司 (China United Airlines Co., Limited), which is a wholly-owned subsidiary of the Company

“COMAC”	means 中 國商 用飛 機 有限 責 任公 司 (Commercial Aircraft Corporation of China Limited), a company established under the laws of the PRC with limited liability

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Complementary Services Agreement”	has the meaning set out under the section headed “Complementary Services Agreement” in this announcement

“connected person”	has the meaning ascribed to it under the Listing Rules

“Delivery Date”	means:

(i) in respect of the Introduced Aircraft, the respective dates on which the Company delivers the Introduced Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the Introduced Aircraft; and

(ii)  in respect of the Remaining Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Remaining Aircraft to the Lessor(s), pursuant to (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s) in relation to the Remaining Aircraft

“Designated Financial Institutions”	means commercial banks or other designated financial institutions in the PRC, being independent third parties, as designated by the Company in relation to the provision of the Bank Loans in accordance with the terms and conditions of the 2020–2022 Aircraft Finance Lease Framework Agreement

“Directors”	means the directors of the Company

“Eastern Air Catering Company”	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries

“Eastern Air Finance Company”	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), which is directly interested as to 53.75% by CEA Holding, and is thus an associate of CEA Holding

“Eastern Air Finance Entities”	means each of Eastern Air Finance Company and its subsidiaries

“Eastern Air Jiangsu”	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), which is a non-wholly owned subsidiary of the Company

“Eastern Air Wuhan”	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), which is a non-wholly owned subsidiary of the Company

“Eastern Air Yunnan”	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), which is a non-wholly owned subsidiary of the Company

“Eastern Aviation Import & Export Company”	means 東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Ltd.), which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding

“Eastern Aviation Import & Export Entities”	means each of Eastern Aviation Import & Export Company and its subsidiaries

“Eastern Logistics”	means 東方航空物流股份有限公司 (Eastern Air Logistics Co., Ltd.*), which is a non-wholly owned subsidiary of CEA Holding

“Eastern Logistics Group”	means Eastern Logistics and its subsidiaries

“EGM”	means the extraordinary general meeting of the Company to be convened to consider, and if thought fit, approve, among others, the continuing connected transactions

“Existing Advertising Services Agreement”	means the advertising services agreement dated 30 August 2016 entered into between the Company and CEA Media, details of which are found in the paragraphs headed “Advertising Services Renewal Agreement” on pages 21 to 23 of the Company’s announcement dated 30 August 2016

“Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement”	means the aircraft and aircraft engines operating lease framework agreement dated 22 December 2017 entered into between the Company and CES Leasing, details of which are found in the Company’s announcement dated 22 December 2017

“Existing Aircraft Finance Lease Framework Agreement”	means the 2017–2019 Aircraft Finance Lease Framework Agreement dated 28 April 2016 entered into between the Company and CES Leasing, details of which are found in the Company’s announcement dated 28 April 2016 and the Company’s circular dated 20 May 2016

“Existing Catering Services Agreement”	means the catering services agreement dated 30 August 2016 entered into between Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 18 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016

“Existing Complementary Services Agreement”	means the complementary services agreement dated 30 August 2016 entered into between CEA Development and the Company, details of which are found in the paragraphs headed “Complementary Services Renewal Agreement (previously known as Maintenance and Repair Services Renewal Agreement” on pages 19 to 21 of the Company’s announcement dated 30 August 2016

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Group, i.e., the transactions contemplated under the following agreements: (i) the Existing Financial Services Agreement, (ii) the Existing Import and Export Services Agreement, (iii) the Existing Complementary Services Agreement, (iv) the Existing Catering Services Agreement, (v) the Existing Property Leasing Agreement, (vi) the Existing Advertising Services Agreement, (vii) the Existing Aircraft Finance Lease Framework Agreement, (viii) the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement, (ix) the Existing Freight Logistics Daily Connected Transactions Framework Agreement, and (x) the Bellyhold Space Agreements, details of which are found in the announcements of the Company dated 28 April 2016, 30 August 2016, 29 November 2016, 22 December 2017 and 1 March 2018, and the circulars of the Company dated 20 May 2016, 21 September 2016 and 13 March 2018

“Existing Financial Services Agreement”	means the financial services agreement dated 30 August 2016 entered into between Eastern Air Finance Company, CES Finance and the Company, details of which are found in the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 13 of the Company’s announcement dated 30 August 2016 and the Company’s circular dated 21 September 2016

“Existing Freight Logistics Daily Connected Transactions Framework Agreement”	means the freight logistics daily connected transactions framework agreement dated 29 November 2016 entered into between the Company and Eastern Logistics, details of which are found in the Company’s announcement dated 29 November 2016

“Existing Import and Export Services Agreement”	means the import and export services agreement dated 30 August 2016 entered into between Eastern Aviation Import & Export Company and the Company, details of which are found in the paragraphs headed “Import and Export Services Renewal Agreement (previously known as Import and Export Agency Renewal Agreement)” on pages 14 to 16 of the Company’s announcement dated 30 August 2016

“Existing Property Leasing Agreement”	means the property leasing agreement dated 30 August 2016 entered into between CEA Holding and the Company, details of which are found in the paragraphs headed “Property Leasing Renewal Agreement” on pages 4 to 7 of the Company’s announcement dated 30 August 2016

“Financial Services Agreement”	has the meaning set out under the section headed “Financial Services Agreement” in this announcement

“Freight Logistics Business Support Services”	has the meaning set out under the section headed “Freight Logistics Daily Connected Transactions Framework Agreement” in this announcement

“Freight Logistics Daily Connected Transactions Framework Agreement”	has the meaning set out under the section headed “Freight Logistics Daily Connected Transactions Framework Agreement” in this announcement

“Freight Logistics Daily Services”	means the continuing connected transactions of the Group contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement, i.e., the Cargo Terminal Business Support Services and the Freight Logistics Business Support Services

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“IFRS”	means the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	means the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, sets out the principles for the recognition, measurement, presentation and disclosure of leases

“Import and Export Services Agreement”	has the meaning set out under the section headed “Import and Export Services Agreement” in this announcement

“Independent Board Committee”	means the board committee, comprising the independent non- executive Directors, to be established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions

“Independent Financial Adviser” or “Somerley”	means Somerley Capital Limited a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to: (i) advise the period for the special vehicles and equipment leasing under the Complementary Services Agreement, the Lease Agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, the Aircraft Finance Lease Agreements under the 2020–2022 Aircraft Finance Lease Framework Agreement and the Lease Agreements under the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement pursuant to the requirements under Rule 14A.52 of the Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“Introduced Aircraft”	means the Leased Aircraft introduced before the 2020–2022 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the EGM

“Leased Aircraft”	means part of the aircraft scheduled to be introduced by the Company for the three financial years of 2020, 2021 and 2022

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Proposed Finance Lease contemplated under the 2020–2022 Aircraft Finance Lease Framework Agreement

“LIBOR”	means London Interbank Offered Rate

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“PBOC”	means the People’s Bank of China

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Finance Lease”	means the finance lease of the Leased Aircraft pursuant to the 2020-2022 Aircraft Finance Lease Framework Agreement

“Property Leasing and Construction and Management Agency Agreement”	has the meaning set out under the section headed “Property Leasing and Construction and Management Agency Agreement” in this announcement

“Remaining Aircraft”	means the Leased Aircraft excluding the Introduced Aircraft pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement

“Renewed Continuing Connected Transactions”	means (i) the transactions contemplated under the following agreements as well as the annual caps for the three years ending 31 December 2020, 2021 and 2022: (1) the Financial Services Agreement, (2) the Import and Export Services Agreement, (3) the Complementary Services Agreement, (4) the Catering Services and Related Services Agreement, (5) the Property Leasing and Construction and Management Agency Agreement, (6) the Advertising Services Agreement, (7) the 2020–2022 Aircraft Finance Lease Framework Agreement, (8) the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement, and (9) the Freight Logistics Daily Connected Transactions Framework Agreement; and (ii) the annual caps for the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022

“Renewed Non-exempt Continuing Connected Transactions”	means the renewed non-exempt continuing connected transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules, which comprise: (a) the transactions as well as the proposed annual caps for the three years ending 31 December 2020, 2021 and 2022 relating to the provision of deposit services under the Financial Services Agreement, the 2020–2022 Aircraft Finance Lease Framework Agreement, and the 2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement; and (b) the proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements for the three years ending 31 December 2020, 2021 and 2022

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Limited), which is a wholly-owned subsidiary of the Company

“Shanghai Listing Rules”	means 上海證券交易所股票上市規則 (the Rules Governing Listing of Stocks on the Shanghai Stock Exchange) “Shareholders” means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“USD”	means United States dollar, the lawful currency of the United States of America

“%”	means per cent

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 30 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).